Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 14 DATED DECEMBER 14, 2021
TO THE PROSPECTUS DATED MAY 14, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated May 14, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock available in this offering as of January 1, 2022;
•to disclose the calculation of our November 30, 2021 NAV per share for all share classes;
•to provide an update on the status of our public offering; and
•to provide other updates to the Prospectus.
Portfolio Update

For the month ended November 30, 2021, the Company’s Class I NAV per share increased 1.59% from $29.77 as of October 31, 2021 to $30.24 as of November 30, 2021.1 This increase was driven by continued strong performance in our logistics and self-storage investments.
January 1, 2022 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of January 1, 2022 (and repurchases as of December 31, 2021) is as follows:

Transaction Price (per share)
Class T	$30.1604
Class S	$30.1604
Class D	$30.1604
Class I	$30.2447
Class E	$30.6600

The January 1, 2022 transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2021. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
1 INREIT’s Class T NAV per share increased from $29.69 to $30.16; Class S NAV per share increased from $29.69 to $30.16; Class D NAV per share increased from $29.69 to $30.16; and Class E NAV per share increased from $30.38 to $30.66.

November 30, 2021 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised quarterly by Capright or other third party appraisal firms engaged by Capright in accordance with our valuation guidelines and any appraisal performed by a firm other than Capright will be reviewed for reasonableness by Capright. We have included a breakdown of the components of total NAV and NAV per share for November 30, 2021.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares. The following table provides a breakdown of the major components of our total NAV as of November 30, 2021:

$ in thousands, except share data
Components of NAV	November 30, 2021
Investments in real estate	$323,124
Investments in real estate-related securities	5,846
Investments in unconsolidated entities	134,221
Cash and cash equivalents	18,498
Restricted cash	957
Other assets	4,136
Mortgage notes and revolving credit facility	(188,390)
Other liabilities	(4,498)
Accrued performance participation allocation	(2,953)
Management fee payable	(9)
Non-controlling interests in joint-ventures	(2,945)
Net asset value	$287,987
Number of outstanding shares of common stock	9,456,625
The following table provides a breakdown of our total NAV and NAV per share by class as of November 30, 2021:

$ in thousands, except share data
NAV Per Share	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Total
Net asset value	$5,635	$5,635	$5,635	$5,647	$68,797	$196,638	$287,987
Number of outstanding shares of common stock	186,821	186,821	186,821	186,712	2,243,859	6,465,591	9,456,625
NAV Per Share as of November 30, 2021	$30.1604	$30.1604	$30.1604	$30.2447	$30.6600	$30.4132

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the November 30, 2021 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	6.1%	5.3%
Office	6.5%	5.3%
Multifamily	6.3%	5.0%
Industrial	5.9%	5.1%
Self-Storage	7.5%	5.3%
Retail	9.1%	8.0%
Student Housing	6.8%	5.0%
These assumptions are determined by Capright and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Multifamily	Industrial	Self-Storage	Retail	Student Housing
Discount Rate	0.25% decrease	2.0%	2.0%	1.9%	2.0%	1.9%	1.8%	2.0%
(weighted average)	0.25% increase	(1.9)%	(1.9)%	(1.9)%	(1.9)%	(1.9)%	(1.8)%	(1.9)%
Exit Capitalization Rate	0.25% decrease	3.2%	3.3%	3.3%	3.4%	3.1%	1.7%	3.3%
(weighted average)	0.25% increase	(2.9)%	(3.0)%	(3.0)%	(3.0)%	(2.8)%	(1.6)%	(3.0)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we have issued and sold in our public offering (1) 1,994,437 shares of our common stock (consisting of 91 Class T shares, 91 Class S shares, 91 Class D shares and 1,994,164 Class E shares) in the primary offering for total proceeds of $58.5 million and (2) 3,215 shares of our common stock (consisting of 507 Class I shares and 2,708 Class E shares) pursuant to our distribution reinvestment plan for a total value of approximately $93,000. As of November 30, 2021, our aggregate NAV was $288.0 million. We intend to continue selling shares in our public offering on a monthly basis.
Increase in Size of Private Offering
The following disclosure modifies the disclosures in the section of the Prospectus entitled “Management’s Discussion and Analysis – Overview – Private Offering of Class N Shares” and all related disclosures in the Prospectus.
Our board of directors authorized an increase in the maximum aggregate size of the Class N private offering from $500.0 million to $1.0 billion in Class N shares.
MassMutual Repurchase Rights Upon Request
The following disclosure modifies the disclosure in the section of the Prospectus entitled “Description of Capital Stock — Class N Shares” and all related disclosures in the Prospectus.
Repurchase Rights Upon Request

Pursuant to the Subscription Agreement, upon (a) the expiration of the Lock-Up Period (as defined below) and (b) our having repurchased the maximum amount of $200 million (based upon the aggregate repurchase price paid by us) of MassMutual Shares in accordance with MassMutual's automatic repurchase rights, MassMutual will have the right to request that we repurchase any outstanding MassMutual Shares, subject to the terms set forth below. "Lock-Up Period" means the period beginning on September 28, 2020 and ending upon the earlier of (1) May 14, 2024 (the third anniversary of the date we commenced this public offering) and (2) the date that our aggregate NAV is at least $1.5 billion.

Such repurchases will be made monthly upon written request of MassMutual at a price per share equal to the NAV per Class N share as of the last day of the immediately preceding month. The repurchase price of MassMutual Shares may never be less than the applicable NAV per share for the month immediately preceding the month in which the repurchase occurs. MassMutual may revoke a repurchase request in writing at any time prior to the repurchase date.

The aggregate amount (based upon aggregate repurchase price) of MassMutual Shares that we are required to repurchase in any month upon MassMutual's request will be limited to no more than (a) 15% of the net proceeds to us from the sale of shares of common stock and securities convertible into shares of common stock to persons other than MassMutual and its affiliates in the month immediately preceding the month in which MassMutual's repurchase request is timely submitted, and (b) 1.5% of our aggregate NAV as of the last day of the month immediately preceding the month in which MassMutual's repurchase request is timely submitted.

MassMutual Shares are not eligible for repurchase pursuant to our share repurchase plan, as described elsewhere in this prospectus.